

February 16, 2021

Wayne Wilson
Chief Financial Officer
MALIBU BOATS, INC.
5075 Kimberly Way
Loudon, TN 37774

  Re: MALIBU BOATS, INC.
   Form 10-K for the Year Ended June 30, 2020
   Filed August 31, 2020
   Form 8-K Filed February 9, 2021
   File No. 001-36290

Dear Mr. Wilson:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2020

Management's Discussion and analysis of Financial Condition and Results of Operations
GAAP Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA, page 52

1. We note you disclose here and on page 40 Adjusted EBITDA margin. In future filings, please present the most directly corresponding GAAP measure with equal or greater prominence and required reconciliation. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the updated Non- GAAP Compliance and Disclosure Interpretations.

Notes to Consolidated Financial Statements
Note 7 – Goodwill and Other Intangible Assets, page 87

2.   In future filings, please disclose the amount of goodwill allocated to each of your reportable segments and any significant changes in the allocation of goodwill by reportable segment for all periods presented in accordance with ASC 350-20-50-1.

Note 20 – Segment Reporting, page 105

3.   Please tell us your consideration of providing geographic disclosures to present net sales and identifiable assets related to the U.S. and any individual foreign countries that are material. Refer to ASC 280-10-50-41.

Form 8-K Filed February 9, 2021

Exhibit 99.1, page 1

4.   In future filings, please revise your bullet point highlights to also present the corresponding GAAP measure related to Adjusted fully distributed net income per share with equal or greater prominence. Refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing